16003707

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RABO SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section FEB 29 2016 Washington DC 413

245 Park Avenue, 37th Floor
(No. and Street)

New York (City) | New York (State) | 10167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth McGrory | (212) 808-2562 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) | New York (City) | NY (State) | 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth McGrory, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rabo Securities USA, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Kenneth McGrory
President

JOCELYNE LALLEMAND
Notary Public, State of New York
No. 01LA6165644
Qualified in Rockland County
Certificate Filed in New York County
My Commission Expires May 14, 2019
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Rabo Securities USA, Inc.
As of December 31, 2015
With Report of Independent Registered Public Accounting Firm

Rabo Securities USA, Inc.

Financial Statement

December 31, 2015

Contents

EY
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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors of
Rabo Securities USA, Inc.

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rabo Securities USA, Inc. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

Financial Statement

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2015
(In Thousands, Except Share Amounts)

Assets		
Cash and cash equivalents	$	10,733
U.S. government securities		73,991
Receivables from underwriters, net		3,441
Receivables from clearing organization, net		37,633
Fail to deliver		106
Receivables from broker and dealers		92
Receivables from customers		25
Deferred taxes		3,714
Total assets	$	129,735
Liabilities and stockholder's equity		
Liabilities:		
Payables to affiliates, net	$	39,774
Accounts payable and accrued expenses		415
Income taxes payable		463
Reserve for contingency		10,356
Total liabilities		51,008
Stockholder's equity:		
Common stock (1,000 shares authorized, issued and outstanding, $.01 par value)		-
Additional paid-in capital		32,000
Retained earnings		46,727
Total stockholder's equity		78,727
Total liabilities and stockholder's equity	$	129,735

See notes to statement of financial condition.

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999 and commenced broker-dealer operations in March 2003. The Company is a wholly-owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is an indirect wholly-owned subsidiary of Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank Nederland").

The Company is an institutional brokerage and investment banking firm that engages primarily in the business of underwriting and private placement services, mergers and acquisitions transaction advisory services, fixed-income sales and trading, and effecting transactions in foreign equities and fixed income securities on behalf of an affiliate. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). RSI become a registered member of the Chicago Mercantile Exchange ("CME") in July 2013 for the singular purpose of clearing Interest Rate Swap ("IRS") transactions on behalf of Rabobank Nederland. The Company also participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis and in private placement transactions as initial purchaser, principal or agent for which it earns underwriting revenue or advisory fees. RSI may also engage in sales and trading activities in support of its underwriting and private placement activities.

The Company also participates in the private placement of asset-backed commercial paper for Rabobank Nederland administered commercial paper programs for which it earns brokerage fees. These transactions are executed with institutional clients and the activity is cleared via Pershing LLC (the "Clearing Broker").

The Company acts as an agent for non-U.S. equity and Eurobond sales, which are executed by its affiliate, Rabobank Nederland for U.S. institutional investors and earns commission income on this brokerage business. RSI settles its foreign equities and fixed income securities brokerage business on a delivery versus payment/receipt basis through the global custody network of Rabobank Nederland and for U.S. securities on a fully-disclosed basis through the Clearing Broker.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates

utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with financial institutions and short-term, highly liquid investments with a maturity of three months or less when purchased. Included in cash and cash equivalents is $10,733 of money market funds placed with a financial institution. Amounts on deposit with financial institutions may at times exceed federal insurance limits.

U.S. Government Securities

As of December 31, 2015, U.S. Government Securities represent U.S. Treasury Bills with a maturity of 91 days when purchased. Securities owned are recorded at fair value.

Receivables with non-affiliates

Receivables from underwriters, net, represent underwriting fees receivable net of estimated charges and fees. Receivables from clearing organization, net, represents the balance held at the CME. Receivables from broker-dealers mainly represents amounts due from U.S. clearing broker. Receivables from customers include amounts due from customers mainly for advisory transactions.

There was no allowance for doubtful accounts at December 31, 2015. The Company establishes an allowance for doubtful account when it determines the receivable to be uncollectible.

Payables to affiliates, net

Receivables from affiliates primarily represent amounts owed to RSI for the foreign equities, Eurobond brokerage and CME business activities conducted on behalf of Rabobank Nederland.

Payables to affiliates primarily represent the balance at the CME that is due to Rabobank Nederland for IRS transactions executed through the CME by the Company. Amounts owed to Rabobank Nederland, New York Branch ("Rabobank New York Branch") relating to the service level arrangement and other expenses paid on behalf of the Company are also reported in payables to affiliates in the statement of financial condition at December 31, 2015.

(In Thousands)

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations.

Recently Issued but Not Yet Adopted Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). This comprehensive new revenue recognition standard will supersede existing revenue guidance under US GAAP. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The guidance is effective for annual periods beginning after December 15, 2017. The Company is currently assessing the impact that ASU 2014-09 will have on the Company's statement of financial condition.

3. Receivables from Underwriters, net, Brokers and Dealers, and Clearing Organization, net

Receivables from underwriters, net, represent underwriting fees receivable net of charges and fees. Receivables from brokers and dealers represents brokerage fees receivable from the Clearing Broker related to the Company's commercial paper business, net of ticket charges and other transactional fees. There was no allowance for doubtful accounts at December 31, 2015.

(In Thousands)

Receivables from clearing organization, net, represent the balance held at the CME. As a CME member, the Company is required to maintain certain amounts on deposit with the CME. At December 31, 2015, the amount on deposit with the CME comprised of: a Guarantee Fund of $15,000; a Membership deposit of $5,000 and a $17,633 margin balance.

As a clearing member of CME, the Company clears IRS trades on behalf of its affiliate, Rabobank Nederland. Rabobank Nederland guarantees to the CME the Company's due and punctual performance of its CME obligations. From time to time, Rabobank Nederland may deposit additional securities with the CME in the RSI member account in support of its IRS activities cleared therein. The title and ownership of these additional securities deposited directly by Rabobank Nederland reside with Rabobank Nederland and not the Company. At December 31, 2015, certain securities were deposited by Rabobank Nederland at the CME. These additional securities are not included in the Company's statement of financial condition.

4. Concentration of Credit Risk

For the year ended December 31, 2015, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with one financial institution and cash equivalents, which are invested in a money market fund.

RSI maintains a revolving finance facility (the "Facility") with Rabobank Nederland of up to $500,000. Under the Facility, Rabobank Nederland agrees that, in the event any affiliate debt instruments as defined in the Facility are not redeemed when presented for payment, it shall forgive its related loans to RSI by making an equity contribution to the Company, in an amount equal to the market value of any affiliate debt instruments including any commercial paper held. Borrowings under this facility are classified as borrowings from an affiliate in the statement of financial condition. At December 31, 2015, there were no outstanding borrowings from an affiliate.

On September 3, 2015, RSI entered into a Revolving Note and Cash Subordinated Agreement (the "Subordinated Revolver") with Rabobank Nederland to advance RSI up to $50,000 ("the Credit Line"). The credit period of this agreement is effective through September 3, 2016 ("the Credit Period"). Under the Subordinated Revolver, Rabobank Nederland agrees to advance funds to RSI on a revolving basis which, in the aggregate, shall not exceed the credit line. RSI is obligated to repay the aggregate amount of all advances on or before September 3, 2017 (the "Scheduled Maturity Date"). The Subordinated Revolver was approved by FINRA and borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. For the year ended December 31, 2015, there were no borrowings under this Credit Line and no outstanding borrowings from Rabobank Nederland.

(In Thousands)

5. Off-Balance Sheet Risk and Transactions with Customers

In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the transactions are collateralized by the underlying customer securities, thereby reducing the associated risk to changes in the market value of the securities through the settlement date. There were no amounts to be indemnified to clearing brokers for customer accounts at December 31, 2015.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Due to New York State and City tax law amendments effective January 1, 2015 the Company will be included in the combined New York State and New York City income tax returns filed by Rabobank Nederland that will also include the Parent and other subsidiaries of the Parent.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax asset to the amount expected to be realized. As of December 31, 2015, the Company recorded a deferred tax asset of $3,714 due to a significant temporary difference as defined within ASC 740.

During the current year the Parent of the Company concluded the federal audit for the tax years ended December 31, 2004 through December 31, 2010. The federal audit for tax years ended December 31, 2011 through December 31, 2012 is scheduled to begin during 2016. The Parent of the Company is currently under New York City audit for the tax years ended December 31, 2012 through December 31, 2014. The statute of limitations remains open for the tax years 2012 through 2014 for federal and state purposes.

As of December 31, 2015, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740. The Company does not have unrecognized tax benefits.

(In Thousands)

The Company does not believe that it is reasonably possible that significant unrecognized benefits will accrue within the next 12 months.

7. Benefits

The Company's eligible employees may participate in various benefit plans sponsored by an affiliate including a 401(k) plan, a postretirement plan, healthcare and other benefits. The 401(k) plan includes employee contributions and matching contributions subject to certain limitations.

8. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"). FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis, and under paragraph (k) (2) (i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

At December 31, 2015, the Company had net capital of approximately $71,224 which was $70,974 in excess of the amount required to be maintained at that date.

9. Financial Instruments

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, ("ASC 820,") fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or

liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

Fair Value Hierarchy

The three-levels of the fair value of hierarchy are described below:

Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data or substantially the full term of the assets or liabilities;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following is a summary of the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Description	Level 1	Level 2	Level 3	Total
Assets				
U.S. Government securities	$ 73,991	$ –	$ –	$ 73,991
Total	$ 73,991	$ –	$ –	$ 73,991

The fair value of U.S. Government securities are based on quoted prices in active markets. During the year no transfers were made between any levels.

(In Thousands)

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis or any adjustments to nonfinancial assets or liabilities to record them at fair value.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short term nature and generally limited credit risk. These instruments include cash and cash equivalents, receivables from underwriters, net, receivables from clearing organizations, net, receivables from broker dealers, receivables from and payable to affiliates, and receivables from customers. These financial instruments would be classified as either Level 1 or 2 within the fair value hierarchy.

10. Related Party Transactions

The Company receives services pursuant to a service level arrangement with the Company's affiliate, Rabobank New York Branch, dated November 18, 2009. The Company is charged a percentage of compensation, occupancy, administrative costs and other costs allocated from Rabobank New York Branch based on the portion attributable to the Company.

Allocated administrative costs relate to expenses of operational departments within Rabobank New York Branch such as legal, accounting, audit, back office processing, systems, etc. Payments related to the service level agreement are invoiced and settled in U.S. Dollars. Amounts owed to Rabobank New York Branch relating to the service level arrangement and other expenses paid on behalf of the Company are $3,351 and are included in payables to affiliates, net in the statement of financial condition at December 31, 2015.

In the foreign equities and Eurobond brokerage business, the Company acts as agent between its affiliate, Rabobank Nederland, and the Company's clients, principally, U.S. major institutional investors. Balances resulting from such transactions are included in payables to affiliates, net in the statement of financial condition and were $1,610 at December 31, 2015.

The Company acts as a placement agent of commercial paper issued by Rabobank New York Branch administered commercial paper programs.

See Note 4 for detail on borrowings from affiliates.

11. Contingencies

The Reserve for contingency represents the estimated cost to complete a best efforts securities underwriting which was scheduled to close before December 31, 2015 but was delayed due to market conditions. The Company and the lead underwriter anticipate re-marketing the

(In Thousands)

underwriting in the first half of 2016 at the agreed terms, however all options including renegotiating the terms remain available. The Company and the lead underwriter continue to assess the market for these securities and accordingly, the estimate to complete the underwriting may increase or decrease as necessary.

From time to time in the normal course of business, the Company may be a party to various litigation matters and regulatory inquiries. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition of the Company. At December 31, 2015, no litigation was pending against RSI.

12. Subsequent Events

Effective January 1, 2016 the legal structure of Rabobank Nederland changed. The statutory name of Rabobank Nederland became Coöperatieve Rabobank U.A. The legal changes are not considered to be material and will not affect the manner in which the Company conducts business with clients.

On January 13, 2016, the existing Subordinated Revolver was cancelled and replaced with a new subordinated revolver ("New Revolver"). Under the New Revolver, the credit period is now effective through January 13, 2017, the scheduled maturity date is now January 13, 2018 and credit line was increased to $75,000. No other terms were changed. The credit line of the New Revolver was fully drawn on January 13, 2016 to provide temporary net capital to support the underwriting commitments of the Company. The draw was subsequently repaid in full on January 27, 2016.

The Company has evaluated subsequent events through February 26, 2016, the date these financial statements were issued. No additional subsequent events were found that would change this statement of financial condition.

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Rabo Securities USA, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Rabo Securities USA, Inc. (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with a copy of submitted check number 409415 dated February 18, 2016, and to the order of Securities Investor Protection Corporation.

   No differences were noted.

2. Compared the amounts reported on the Company's audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.

   No differences were noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including information derived from the Company's Form X-17A-5 for the year ended December 31, 2015.

   No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No differences were noted.

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5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December, 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

Board of Directors and Management of
Rabo Securities USA, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Required by SEC Rule 17a-5, 17 C.F.R. for the year ended December 31, 2015, in which (1) Rabo Securities USA, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii), (the "Exemption Provisions") and (2) the Company stated that it met the identified Exemption Provisions for the period from January 1, 2015 through December 31, 2015 without exception. Management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016